UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                       Commission File Number 0-20549

                         NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
            [ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ]  Transition Report on From 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on From N-SAQ
[ ]  Transition Report on From 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:                  CHINA PREMIUM FOOD CORPORATION
Former name if applicable:                China Peregrine Food Corporation
Address of principal executive office
 (Street and number):                     11300 US Highway 1, Suite 202
                                          North Palm Beach, FL 33408

                                   PART II
                           RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c) The accountant's statement or other exhibit required by Rule 12b-
         25 (c) has been attached, if applicable.

                                  PART III
                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has not received the required financial information from its Chinese subsidiaries soon enough for the to registrant to meet the March 30, 2000 filing deadline . The registrant will file its 10KSB report as soon as possible and in any event no later than April 13, 2000. Attached as Exhibit A is a statement from BDO Seidman, LLP confirming these representations as to accounting and auditing matters.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Roy G. Warren             561                        625-1411
     -------------          ---------                ------------------
         (Name)            (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                 [X] Yes   [ ] No

If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In reviewing our Form 10SB and our Form SB-2 filings, the Commission Staff analyzed SFAS No. 94 and EITF No. 96-16 considerations concerning whether the registrant should continue to consolidate the reporting of its financial affairs with its Chinese subsidiaries. The registrant has been advised by Commission Staff to report its financial affairs utilizing the equity method. Accordingly, in the Form 10KSB which will be filed the registrant will restate its and its subsidiaries= prior year end financial statements and present the reports for the year ending December 31, 1999 on the equity basis rather than on a consolidated basis. The financial information available is not sufficient to provide a reasonable accurate estimate of the results at this time.

                       China Premium Food Corporation
---------------------------------------------------------------------------
                Name of Registrant as Specified in Charter)

has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 1999                By /s/ Roy G. Warren
                                    ---------------------------------------
                                    Roy G. Warren, President


                                  EXHIBIT A

March 30, 2000

Securities and Exchange Commission
Washington, D.C. 20549

We confirm the representations made by China Peregrine Food Corporation in Parts III and IV of the accompanying Form 12b-25 for the year ended December 31, 1999, insofar as they relate to accounting and auditing matters.

                                                BDO Seidman, LLP